                             OFFER TO PURCHASE INTERESTS
                                          OF
                       DAMSON / BIRTCHER REALTY INCOME FUND II

              -------------------------------------------------------
              THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME,
                   ON May 22, 1998, UNLESS THE OFFER IS EXTENDED.
              -------------------------------------------------------

     Grape Investors, LLC, a Delaware limited liability company ("Grape" or the "Purchaser"), hereby offers to purchase 5,000 Limited Partnership Interests ("Interests") in Damson / Birtcher Realty Income Fund II, a Delaware Limited Partnership (the "Partnership"). Included in the definition of "Interests" are any proceeds which any Seller may receive after February 28, 1998 from the settlement of any class action lawsuit by the Limited Partners of the Partnership, which lawsuit relates to the Partnership or its General Partner.

     Grape will pay a purchase price of $2,350 for each .01 percent interest in the Partnership, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Interests after February 28, 1998 (without regard to the record date), whether such distributions are classified as a return on, or a return of, capital ("Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer").

     The Interests sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 10 percent of Interests outstanding as of the date of the Offer.

        GRAPE IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR THE PARTNERSHIP

   THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM
                               NUMBER OF INTERESTS.

      IF MORE THAN 5,000 INTERESTS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 5,000 INTERESTS, ON A PRO RATA BASIS,
    SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER OFFER - SECTION 13,
                         CERTAIN CONDITIONS OF THE OFFER."

A LIMITED PARTNER MAY TENDER ANY OR ALL INTERESTS OWNED BY SUCH LIMITED PARTNER.


                                      IMPORTANT

     Any Limited Partner desiring to tender ("Seller") any or all of such Interests should complete and sign the Agreement of Sale in accordance with the instructions in the Agreement of Sale and mail or deliver the Agreement of Sale and any other required documents to Arlen Capital, LLC at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

            ------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF SALE. NO SUCH RECOMMENDATION, INFORMATION, OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF SALE MAY BE DIRECTED TO:

                                 ARLEN CAPITAL, LLC
              1650 HOTEL CIRCLE NORTH, SUITE 200, SAN DIEGO, CA 92108
                                   (800) 891-4105

                                  TABLE OF CONTENTS

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

TENDER OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3

Section 1.   Terms of the Offer. . . . . . . . . . . . . . . . . . . . . . . . . . .3
Section 2.   Proration; Acceptance for Payment and Payment for Interests . . . . . .3
Section 3.   Procedures for Tendering Interests. . . . . . . . . . . . . . . . . . .3
Section 4.   Withdrawal Rights . . . . . . . . . . . . . . . . . . . . . . . . . . .4
Section 5.   Extension of Tender Period; Termination; Amendment. . . . . . . . . . .4
Section 6.   Certain Tax Consequences. . . . . . . . . . . . . . . . . . . . . . . .5
Section 7.   Purpose and Effects of the Offer. . . . . . . . . . . . . . . . . . . .5
Section 8.   Future Plans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
Section 9.   Past Contacts and Negotiations With General Partner . . . . . . . . . .7
Section 10.  Certain Information Concerning the Partnership  . . . . . . . . . . .  9
Section 11.  Certain Information Concerning the Purchaser. . . . . . . . . . . . . 11
Section 12.  Source and Amount of Funds  . . . . . . . . . . . . . . . . . . . . . 11
Section 13.  Certain Conditions of the Offer . . . . . . . . . . . . . . . . . . . 11
Section 14.  Certain Legal Matters and Required Regulatory Approvals.. . . . . . . 12
Section 15.  Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Section 16.  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

SCHEDULE 1
     Information with respect to the Managers of Arlen Capital, LLC , the Manager of Purchaser (Grape)  . . . . . . . . . . . . . . . . . . . . . .S-1

SCHEDULE 2
     Properties Owned by the Partnership . . . . . . . . . . . . . . . . . . . . .S-2

                                     INTRODUCTION

        ----------------------------------------------------------------
         According to the records provided to us by the General Partner you currently own
             [XXX]% OF THE OUTSTANDING INTERESTS IN THE PARTNERSHIP
        We are offering to purchase your interest in the Partnership for
                                   $[XXX] CASH
        ----------------------------------------------------------------

        GRAPE IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR THE PARTNERSHIP

BEFORE SELLING YOUR INTERESTS TO GRAPE, PLEASE CONSIDER THE FOLLOWING SPECIAL
FACTORS:


          - The Partnership's Annual Report for 1997 filed with the Securities and Exchange Commission ("SEC") on Form Annual Report on Form 10-K filed with the SEC ("10-K") reports net assets in liquidation as of December 31, 1997 of $27,394,000 or $5,268 per $10,000 of original investor subscription. (Net asset value represents the appraised value of the Partnership's properties, cash and all other assets less secured loans payable and all
               other liabilities.)    Grape's adjusted net asset value reflects
               the Partnership's stated net asset value reduced by the administrative and tender offer costs associated with the Offer. A 9% discount factor is then applied to the adjusted net asset value to arrive at Grape's offer price of $2,350 for each .01 percent of interests, which is equal to approximately $4,500 per $10,000 of original investor subscription.

          - No independent person has been retained to evaluate or render any opinion with respect to the fairness of Grape's offer and no representation is made as to such fairness or other measures of value that may be relevant to the Limited Partners. We urge you to consult your own financial and tax advisors in connection with Grape's offer.

          - Although Grape cannot predict the future value of the Partnership assets on a per Interest basis, the purchase price could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or from that which may be realized upon future liquidation of the Partnership.

          - Grape is making the offer with a view to making a profit. Accordingly, there is a conflict between Grape's desire to acquire your Interests at a low price and your desire to sell your Interests at a high price. Grape's intent is to acquire the Interests at a discount to the value Grape might ultimately realize from owning the Interests.

          - The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

          - Limited Partners who sell their Interests will be giving up the opportunity to participate in any future potential benefits represented by ownership of Interests, including the right to participate in any future distribution of cash or property.

          - If the Purchaser is successful in purchasing more than 5.48 percent of the outstanding Interests, then, when added to Purchaser's existing Interests, Purchaser will own more than 10 percent of the outstanding Interests, which will put Purchaser a position to exert a strong influence upon the General Partner and the operation of the Partnership. Purchaser strongly believes that there are a number of qualified purchasers in the current market that would purchase 100 percent of the Partnership properties in a single transaction. Purchaser intends to actively encourage the General Partner to pursue an expeditious sale and if the General Partner does not pursue these options, Purchaser will consider taking appropriate action which may include attempting to replace the General Partner. (See Section 8 - "Future Plans")

PURCHASE PRICE
     When you consider the illiquid market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the secondary cost of selling commissions, payment of the transfer fee, your annual cost of tax reporting, and the cost of a trustee if Interests are held in an IRA or pension plan, the sale of your Interests for $4,500 cash per original $10,000 investment may be a good choice for you despite the fact that the net asset value of the Partnership has been estimated by Grape at $5,173 per original $10,000 investment.

NO SELLING COMMISSION
     Interests sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 6 percent. If you sell to Grape, you will NOT pay any selling commission.

NO TRANSFER FEE
     Grape will be responsible for paying the $25 transfer fee.

PAYMENT OF THE PURCHASE AMOUNT
     A cash payment for your Interest will be made to you within 10 business days following the Expiration Date provided Grape has received from you a properly completed and duly executed Agreement of Sale and assurances from the General Partner that the Seller's address will be changed to the Purchaser's address. The Purchasers may accept only a portion of the Interests tendered by a Seller in the event a total of more than 5,000 Interests are tendered.

     The purpose of the Offer is to allow the Purchaser to benefit from any one or a combination of the following: (i) any cash distributions, whether such distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership; (ii) any distributions of net proceeds from the sale of assets by the Partnership;
(iii) any distributions of net proceeds from the liquidation of the Partnership; (iv) any cash from any redemption of the Interests by the Partnership, and (v) any proceeds that may be received from any action lawsuit by the Limited Partners of the Partnership, which lawsuit relates to the Partnership or its General Partner. Purchaser intends to actively encourage the General Partner to pursue an expeditious sale and if the General Partner does not pursue these options, Purchaser will consider taking appropriate action which may include attempting to replace the General Partner. (See Section 8 - "Future Plans").

     The Offer is not conditioned upon the valid tender of any minimum number of the Interests. If more than 5,000 Interests are tendered and not withdrawn, the Purchaser will accept up to 5,000 of the tendered Interests on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("SEC") relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the SEC located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov.

     The Purchaser has filed with the SEC a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the SEC in the manner specified above.

     According to publicly available information, there were 52,588 Interests issued and outstanding on December 31, 1997, which were held by 6,092 Limited Partners. Grape owns approximately 4.52 percent of the outstanding Interests.

     Information contained in this Offer to Purchase which relates to, or represents statements made by, the Partnership or the General Partner, has been derived from information provided in reports and other information filed with the SEC by the Partnership and General Partner.

      Limited Partners are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender
(sell) their Interests.

SECTION 1.  TERMS OF THE OFFER.
     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 5,000 Interests that are validly tendered on or prior to the Expiration Date. The term "Expiration Date" shall mean 12:00 midnight, Pacific Time, on May 22, 1998 unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. Purchaser in its sole discretion, for any reason, may terminate the offer by providing notice of termination as set forth in Section 5. The Purchaser will not be required to accept for payment or to pay for any Interests tendered, and may amend or terminate the Offer if:

     (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Interests, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after February 28, 1998 and that the Partnership will change Seller's address to Purchaser's address;

     (ii) the Agreement of Sale is not properly completed and duly executed.

SECTION 2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR INTERESTS.
     If not more than 5,000 Interests are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Interests so tendered.

     If more than 5,000 Interests are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 5,000 Interests so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Interests and purchases that would violate the Partnership's Agreement of Limited Partnership.

     In the event that proration is required, the Purchaser will determine the precise number of Interests to be accepted and will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. Purchaser will not pay for any Interests tendered until after the final proration factor has been determined.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Limited Partners pursuant to the Offer, such increased consideration shall be paid for all Interests accepted for payment pursuant to the Offer, whether or not such Interests were tendered prior to such increase.

SECTION 3.  PROCEDURES FOR TENDERING INTERESTS.
     VALID TENDER. For Interests to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Grape at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and not withdrawn by the Expiration Date. A Limited Partner may tender any or all Interests owned by such Limited Partner.

     The delivery of the Agreement of Sale will be deemed made only when actually received by Grape. Sufficient time should be allowed by Seller to ensure timely delivery.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. A tendering Limited Partner must verify such Limited Partner's correct taxpayer identification number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale.

     TENDERS BY BENEFICIAL HOLDERS. A tender of Interests can only be made by the Registered Owner of such Interests, and the party whose name appears as Registered Owner must tender such Interests on behalf of any beneficial holder, as set forth in the "Instructions" to the Agreement of Sale.

     SIGNATURE GUARANTEES. The signature(s) on the Agreement of Sale must be guaranteed by a commercial bank, savings bank, credit union, savings and loan association, or trust company having an office, branch, or agency in the United States, or a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as set forth in the Agreement of Sale.

     DETERMINATION OF VALIDITY; REJECTION OF INTERESTS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt), and acceptance for payment of any tender of Interests will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

     OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Limited Partner irrevocably appoints the Purchaser as such Limited Partner's proxy, with full power of substitution. All such proxies are irrevocable and coupled with an interest in the tendered Interests and empower the Purchaser to exercise all voting and other rights of such Limited Partner as they in their sole discretion may deem proper at any meeting of Limited Partners. The complete terms and conditions of the proxy are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact. Such appointment will be effective upon Purchaser's payment for the Interests. The complete terms and conditions of the Power of Attorney are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Limited Partner will irrevocably assign to the Purchaser and its assignees all right, title, and interest that such Limited Partner has to the Interests, including, without limitation, any and all distributions made by the Partnership after February 28, 1998, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date and whether such distributions are classified as a return on, or a return of, capital. The complete terms and conditions of the assignment of the Limited Partner's Interests are set forth in the Agreement of Sale.

     By executing the Agreement of Sale, a tendering Limited Partner represents that either (i) the tendering Limited Partner is not a plan subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or
Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R Section 2510-3-101 of any such plan; or (ii) the tender and acceptance of Interests pursuant to the applicable Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     By executing the Agreement of Sale, a tendering Limited Partner also agrees that regardless of any provision in the Partnership's Limited Partnership Agreement which provides that a transfer is not effective until a date subsequent to the date of any transfer of Interests under the Offer, the Purchase Price shall be reduced by any distributions with respect to the Interests after February 28, 1998, whether such distributions are classified as a return on, or a return of, capital.

     Limited Partners will not have any appraisal or dissenter's rights with respect to or in connection with the Offer.

SECTION 4.  WITHDRAWAL RIGHTS.
     Except as otherwise provided in this Section 4, tenders of Interests made pursuant to the Offer are irrevocable. Interests tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event the Offer is extended beyond the Expiration Date and beyond June 22, 1998, the Interests tendered may be withdrawn at any time.

     In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal, with signature(s) guaranteed in the same manner as in Section 3 above, must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Interests to be withdrawn, and the number of Interests to be withdrawn. Any Interests properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.


SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.
     The Purchaser expressly reserves the right, in its sole discretion, at any time (i) to extend the period of time during which the Offer is open; (ii) to terminate the Offer; (iii) upon the failure of the Seller to satisfy any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Interests; and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered). Any extension, termination, or amendment will be followed as promptly as practicable by public announcement; the announcement in the case of an extension to be issued no later than 9:00 a.m., Pacific Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought, however, a minimum ten-business-day period is generally required by Grape to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

SECTION 6.  CERTAIN TAX CONSEQUENCES.
     LIMITED PARTNERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH LIMITED PARTNER OF SELLING INTERESTS PURSUANT TO THE OFFER.

SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.
     PURPOSE OF THE OFFER. The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Interests at a discount to the value that the Purchaser might ultimately realize from owning the Interests. No independent person has been retained by Grape to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made as to such fairness.

     The Purchaser established the Purchase Price based on its own independent analysis of the Partnership, which included a valuation of the properties and other assets owned by the Partnership and by a subjective determination of the financial condition of the Partnership. The Purchaser derived the Purchase Price per Interest from its analysis of financial information which was available from information in the Form Annual Report on Form 10-K filed with the SEC ("10-K") and the Form Quarterly Report on Form 10-Q ("10-Q"). In determining the estimated value of the Interests, the Purchaser first calculated the estimated current value of the Partnership's properties from a net operating income analysis. In determining the appropriate discount factor to apply to the Partnership, the Purchaser considered several factors, including: (i) the illiquid nature of the investment; (ii) the uncertainty as to when the Partnership's properties will be sold, and how much they will be sold for; and
(iii) the terms and conditions of the Partnership Agreement. Based upon these factors, the Purchaser believes a discount factor of 9 percent is appropriate for purposes of determining the Purchaser's offer price. The Purchaser's resulting estimated current value is $2,350 per .01 percent interests or, approximately $4,500 per $10,000 of original investor subscription.

                       DAMSON/BIRTCHER REALTY INCOME FUND II
                       STATEMENT OF NET ASSETS IN LIQUIDATION
                                 DECEMBER 31, 1997

ASSETS (Liquidation Basis):                                          NET ASSET VALUE
                                                                     Net Assets in Liquidation                         $27,394,000
Properties                                        $23,102,000        Est. Property Disposition Fee(1)                      492,300
Investment in Cooper Village Partners               3,640,000        Partnership Equity                                 26,901,700
Cash and cash equivalents                           1,455,000        General Partner's share of
Accounts receivable                                   121,000        liquidation proceeds                                        0
Other assets                                           25,000        Limited Partners share of
     Total Assets                                 $28,343,000        liquidation proceeds                               26,901,700
                                                                     Number of Limited Partnership
LIABILITIES (Liquidation Basis):                                     interests at original $10,000 investment                5,200
                                                                     Net asset value per original $10,000 investment        $5,173
                                                                                                                        ----------
Accounts payable and
   accrued liabilities                                667,000        GRAPE'S OFFER
Accrued expenses for liquidation                      282,000        (All figures based on original $10,000 investment)
                                                  -----------
     Total Liabilities                                949,000
                                                                     Net Asset Value                                        $5,173
Net Assets in Liquidation                         $27,394,000        Administrative and tender offer costs (2)                (192)
                                                  -----------        Adjusted Net Asset Value                               $4,981
                                                                     Discount to value (9%)                                   (481)
                                                                     Grape's offer price per $10,000
                                                                     original investment                                    $4,500
                                                                                                                        ----------

(1) The General Partner, in certain circumstances, can earn a Property Disposition Fee equal to 50%of the competitive real estate commissions that would be charged by an unaffiliated third party. We have assumed that the General Partner will earn a 3 percent fee on 4 properties with a fair market value of $16,410,000.

(2) Assumes a purchase of 2.5 percent of the outstanding Interests in the Partnership.


     CERTAIN RESTRICTIONS ON TRANSFER OF INTERESTS. The Partnership Agreement restricts the transfer of Interests if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership, for federal or state income tax purposes. THE PARTNERSHIP AGREEMENT, HOWEVER, CONTAINS NO RESTRICTION ON THE CHANGE OF SELLER'S ADDRESS TO PURCHASER'S ADDRESS.


     EFFECT OF SALES THROUGH "MATCHING SERVICE" AND PRICE RANGE OF THE INTERESTS. If a substantial number of Interests are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no active trading market for the Interests, but only several services that "match" buyers and sellers of Interests, typically by means of an auction, and the Purchaser believes a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Interests.

     The successful purchase of more than 5.48 percent of the outstanding Interests by the Purchaser will cause the Purchaser to own more than 10 percent of the outstanding Interests. The Purchaser may then be in a position to exert a strong influence upon the General Partners and the operation of the Partnership. Purchaser strongly believes that there are a number of qualified purchasers in the current market that would purchase 100 percent of the Partnership properties in a single transaction. Purchaser intends to actively encourage the General Partner to pursue an expeditious sale and if the General Partner does not pursue these options, Purchaser will consider taking appropriate action which may include attempting to replace the General Partner. (See Section 8 - "Future Plans")

     The Partnership disclosed in its Form 10-K for the year ended December 31, 1997 that, "There is no public market for the Limited Partnership Interests and a market is not expected to develop as such Limited Partnership Interests are not publicly traded or freely transferable."

     DISTRIBUTIONS. The Partnership disclosed in its Form 10-K filed for the year ended December 31, 1997, that it made distributions in quarterly installments to its partners for the three years ended December 31, 1997, and for the three months ending March 31, 1998, as follows:

                                                                 To Limited
                                                                  Partners
                   Distributions Paid      Distributions Paid     Per $1,000
  Year Ending      to General              to Limited             Original
  December 31      Partners                Partners              Investment
  -----------      -------------------     -------------------   -------------
          1995                 $18,000              $1,828,000        $ 34.99

          1996                 $21,000              $2,021,000         $38.69

       Special
  Distribution               $   --                   $720,000         $13.78
                             ---------              ----------
    Total 1996                 $21,000              $2,741,000         $52.47
 Distributions

         1997                $6,000(a)              $2,382,000         $45.80

       1998(b)                   --(c)                 705,000         $13.56

(A) DISTRIBUTIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997.
(B) DISTRIBUTIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998.
(C) NOT DISCLOSED IN THE PARTNERSHIP'S 1997 FORM 10-K.

The foregoing summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and related notes contained therein.

SECTION 8.  FUTURE PLANS.
The Purchaser is acquiring the Interests pursuant to the Offer for investment purposes. However, the Purchaser and its affiliates may acquire additional Interests through private purchases, one or more future tender offers, or by any other means deemed advisable. Such future purchases may be at prices higher or lower than the Purchase Price. Purchaser strongly believes that there are a number of qualified purchasers that would purchase 100 percent of the Partnership properties in a single transaction. In the current market, Purchaser believes that the timing is appropriate for a sale of the properties. Purchaser intends to actively encourage the General Partner to pursue a potential sale of the Partnership properties in a controlled auction. If the General Partner does not pursue these options, Purchaser is considering taking appropriate action which may include attempting to assemble a group of 10 percent of the Limited Partners in order to call a meeting of the Limited Partners to replace the General Partner in order to pursue a sale of the Partnership properties through a "controlled auction".


SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH THE GENERAL PARTNER.
The Purchaser, through an affiliate, by a letter dated April 12, 1996 to the General Partner of the Partnership requested a list of the names, addresses, and number of Partnership Interests held by each limited partner in the Partnership. In a letter dated May

3, 1996, counsel for the Purchaser requested a response to the April 12, 1996 letter. By a letter dated May 12, 1996, counsel for the Partnership requested clarification as to whether the Purchaser had a relationship with certain third parties. Counsel for the Partnership and counsel for the Purchaser had a telephone conversation on May 9, 1996 which was later confirmed by letter, that there was no relationship between the Purchaser and those certain third parties. As a result, the list of the Partnership's limited partners was furnished to Purchaser. By letter dated May 21, 1996, Purchaser requested additional information regarding the Partnership and certain of its properties. On June 4, 1996, counsel for the Partnership and counsel for the General Partner discussed the letter. On June 12, 1996, counsel for the Purchaser made a further request for the information. On June 12, 1996, counsel for the Partnership sent a letter to counsel for the Purchaser indicating that certain of the information would be provided and certain of the information would not be provided.

On June 26, 1996, the Purchaser commenced a limited tender offer, I.E., not to exceed 4.9 percent of the outstanding Interests at a price of $890 for each .01 percent interest in the Partnership. As a result of the Purchaser's June 19, 1996 tender offer which terminated on July 29, 1996, when the transfer forms were submitted to the Partnership's transfer agent to assign and transfer the Interests purchased by Purchaser, the transfer agent refused to make such transfers. On August 3, 1996, counsel for the Purchaser wrote a letter to the transfer agent demanding that the transfers be made. On August 5, 1996, the Purchaser sent a letter to the General Partner requesting that he instruct the transfer agent to approve the transfers.

During July and August, 1996, conversations regarding the transfer of the Interests acquired in the tender offer took place between counsel for the Partnership and counsel for the Purchaser. On August 23, 1996, the Manager of Purchaser telephoned and left a message for the General Partner of the Partnership. On August 29, 1996, the General Partner sent a letter to the Partnership's Manager indicating, among other things, that it would make its own determination as to whether or not Purchaser would become a substituted limited partner in the partnership.

On August 28, 1996, Purchaser filed an action entitled GRAPE INVESTORS, LLC ET AL. V. DAMSON/BIRTCHER PARTNERS, ET AL., in the Superior Court of the State of California, in the County of Orange, Case No. 768309 (the "Action"). On August 29, 1996, counsel for the Partnership, after a discussion with counsel for the Purchaser, had sent to him a courtesy copy of the complaint and motion for preliminary injunction and supporting papers and documents seeking to have the Interests acquired pursuant to the tender offer transferred to Purchaser. From September 5, 1996 to September 24, 1996, correspondence and conversations took place between counsel for the Purchaser and counsel for the Partnership in an attempt to resolve the Action. On September 24, 1996, the Action was settled, whereby the Purchaser was admitted as an assignee (but not as a substituted limited partner) of the Interests it had acquired in its tender offer in the Partnership. Various conversations and correspondence between counsel for the Partnership and counsel for the Purchaser took place between September 24, 1996 and March, 1997, when the Settlement Agreement was finally documented.

On October 3, 1996, Purchaser sent a letter to the Partnership indicating that they had a potential buyer for the Partnership's property, which letter was not responded to.

On October 21, 1996, Purchaser commenced a second limited tender offer to buy additional Interests in the Partnership (which offer was communicated by letter from Purchaser to the Partnership's General Partner), which offer expired on November 22, 1996.

On January 23, 1997, counsel for the Purchaser forwarded a letter to counsel for the Partnership requesting certain information regarding distributions and the method of payment to Purchaser. Telephone conversations between those parties also took place regarding that matter and on January 26, 1997, counsel for the Partnership confirmed the method in which distributions were to be made to Purchaser.

On May 13, 1997, counsel for the Purchaser by letter to counsel for the Partnership requested that the Partnership respond to letter from Argent Ventures, LLC, which response was received. On May 16, 1997, counsel for the Purchaser requested certain information regarding appraisals of the Partnership; a follow-up letter on May 28, 1997 was sent to counsel for the Partnership by counsel for the Purchaser requesting such information. On June 4, 1997, counsel for the Partnership furnished such information to counsel for the Purchaser.

On June 18, 1997, Purchaser commenced a tender offer registered for 10,000 interests at a purchase price of $1,645 for each .01 percent interest in the Partnership and amended such tender offer by amendment filed on August 8, 1997. On October 2, 1997, Purchaser filed an amendment to increase the purchase price to $2,089 for each .01 percent interest in the Partnership. The Schedule 14D-1 and amendments, and Offer to Purchase are on file with the SEC. Purchaser acquired a total additional

 .93 percent interest in the Partnership in the registered tender offer, making the total interest of Purchaser in the Partnership approximately 4.52 percent.

On December 30, 1997, Purchaser sent a letter to General Partner requesting a meeting to review, among other things, the progress of the Partnership toward selling the Partnership properties, and indicating that if Purchaser was not satisfied with the progress being made toward immediate liquidation of the Partnership, that Purchaser intended to contact the other Limited Partners to assemble a group of Limited Partners with the purpose of calling a meeting to vote on the replacement of the General Partner to pursue a sale of the Partnership properties through a controlled auction. On January 9, 1998, Purchaser received a response from the General Partner confirming a meeting on January 28, 1998.

On January 28, 1998, Purchaser met with General Partner to discuss the issues raised in the Purchaser's December 30, 1997 letter. During the meeting, the General Partner indicated that it intended to be more communicative in future public filings with regard to the marketing efforts being made toward a potential sale of the Partnership properties. The General Partner offered to disclose information regarding its marketing efforts and appraisals on the properties to Purchaser if Purchaser agreed to enter into a standstill agreement which would prohibit Purchaser from acquiring additional Interests in the Partnership. Purchaser declined to enter into the standstill agreement with General Partner.


SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.
The Partnership was organized on May 7, 1984 under the laws of the State of Delaware. Its principal offices are located at 27611 La Paz Road, P.O. Box 30009, Laguna Niguel, California 92607-0009. Its telephone number is (714) 643-7490. The Partnership's primary business is the operation of income-producing commercial and industrial properties acquired by the Partnership.

On February 18, 1997, the General Partner sought consent of the Limited Partners to dissolve the Partnership and sell and liquidate all of its remaining properties as soon as practicable. A majority in interest of the Limited Partners consented by March 14, 1997, and the Partnership adopted a liquidation
basis of accounting.   As disclosed in the Partnership's 1997 10-K, the
Partnership is in the process of reviewing and considering offers to liquidate its portfolio of Properties. For information concerning the properties owned by the Partnership, please refer to Schedule 2 attached hereto, which is incorporated herein by reference.

Set forth below is a summary of certain financial information with respect to the Partnership, which has been excerpted or derived from the Partnership's 1997 Form 10-K, and the Partnership's Quarterly Reports on Form 10-Q for the three months ending March 31, 1998. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC
at the addresses set forth in the "Introduction."   The Purchaser disclaims any
responsibility for the information included in such reports and documents, and extracted in this Offer to Purchase.

                        DAMSON/BIRTCHER REALTY INCOME FUND I
                              Selected Financial Data



 Income Statement Data:          Three Months           Fiscal Year              Fiscal Year
                              Ended 3/31/97 (a)       Ended 12/31/96           Ended 12/31/95
                              -----------------       --------------           --------------
 Net Revenue                      $1,177,000                $4,859,000             $4,523,000
 Net Income                         $565,000                $1,916,000             ($575,000)

 Net Income per
 $1,000 Original Investment         $10.63                      $36.07               ($10.81)


 Balance Sheet Data:                   As of                     As of                 As of
                                     3/31/97 (a)              12/31/96              12/31/95
                                     ----------               --------              --------
 Total Assets                        $28,212,000           $28,212,000           $29,134,000
 Total Liabilities                      $636,000              $636,000              $712,000

 Limited Partners' Equity            $27,746,000           $27,746,000           $28,590,000
                                     -----------           -----------           -----------
 Interests Outstanding                    52,588                52,588                52,588

(A) THE PARTNERSHIP ADOPTED THE LIQUIDATION BASIS OF ACCOUNTING AS OF MARCH 31, 1997.


                            COOPER VILLAGE PARTNERS (A)


 Income Statement Data:                  Fiscal Year           Fiscal Year
                                       Ended 12/31/96        Ended 12/31/95
                                       --------------        --------------
 Net Revenue                             $1,072,000            $1,046,000
 Net Income                               $169,000            $(1,065,000)


 Balance Sheet Data:                        As of                 As of
                                          12/31/96              12/31/95
                                          --------              --------
 Total Assets                            $6,471,000            $6,919,000
 Total Liabilities                        $114,000              $111,000


(A) A GENERAL PARTNERSHIP CONSISTING OF THE PARTNERSHIP AND REAL ESTATE INCOME PARTNERS III, LIMITED PARTNERSHIP, AN AFFILIATED LIMITED PARTNERSHIP. AT DECEMBER 31, 1997, THE PARTNERSHIP HAD A 58 PERCENT INTEREST IN COOPER VILLAGE PARTNERS.

The following summary of financial data is for the period since the Partnership adopted the liquidation basis of accounting:

                                   Period from
                                  April 1, 1997
                                     through
                               December 31, 1997
                               -----------------
 Property Operating Income,        $2,304,000
 net
 Distributions to Partners         $1,782,000

 Net Assets in Liquidation
   at 12/31/97                     $27,394,000

________________________________________________________________________________

SECTION 11.  CERTAIN INFORMATION CONCERNING THE PURCHASER.
The Purchaser is a Delaware Limited Liability Company which was organized for the purpose of acquiring the Interests pursuant to the Offer. The Manager of the Purchaser is Arlen Capital, a California limited liability company ("ACL"), which is controlled by its two members, Don Augustine and Lynn T. Wells. ACL is engaged in financial and business consulting. The Purchaser's and ACL's offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108. For certain information concerning the members of ACL, see Schedule 1 to this Offer to Purchase.

Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Interests; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Interests; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between any of the Purchasers, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and (v) there have been no contracts, negotiations, or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.

SECTION 12.  SOURCE AND AMOUNT OF FUNDS.
The Purchaser expects that approximately $2,000,000 (exclusive of fees and expenses) will be required to purchase 5,000 Interests (approximately 10 percent of the outstanding Interests), if tendered. The Purchaser will obtain all of those funds from capital contributions from its members, which have an aggregate net worth substantially in excess of the amount required to purchase the 5,000 Interests.

SECTION 13.  CERTAIN CONDITIONS OF THE OFFER.
Purchaser in its sole discretion, for any reason, may terminate the offer by providing notice of termination as set forth in Section 5. The Purchaser will not be required to accept for payment or to pay for any Interests tendered, and may amend or terminate the Offer if:

(i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Interests, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after February 28, 1998 and that the Partnership will change Seller's address to Purchaser's address; or

(ii) the Agreement of Sale is not properly completed and duly executed.

The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

SECTION 14.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

GENERAL. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the SEC and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Interests as contemplated herein, or any filings, approvals, or other actions by or with any domestic, foreign, or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Interests by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval. The Purchaser's obligation to purchase and pay for Interests is subject to certain conditions. See "Tender Offer-- Section 13. Certain Conditions of the Offer."

ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Interests contemplated by the Offer.

Based upon an examination of publicly available information relating to the business in which the Partnership is engaged, the Purchaser believes that the acquisition of Interests pursuant to the Offer would not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer, nor any action taken in connection herewith, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Interests tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Interests tendered.

SECTION 15.  FEES AND EXPENSES.
Arlen Capital has been retained by the Purchaser to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth in this Section 15, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

SECTION 16.   MISCELLANEOUS.
THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF
OF) LIMITED PARTNERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OF THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will withdraw the Offer. The Purchaser has filed with the SEC the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC as set forth above in "Introduction."

No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.



                                 GRAPE INVESTORS, LLC
               1650 HOTEL CIRCLE NORTH, SUITE 200, SAN DIEGO, CA 92108
                                    (800) 891-4105

                                      SCHEDULE 1

                         INFORMATION REGARDING THE MANAGERS
                                OF ARLEN CAPITAL, LLC


     Set forth in the table below are the names of the members of Arlen Capital, LLC and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

               Present Principal Occupation or Employment
Name           and Five-Year Employment History

Don Augustine  Member and Manager of Arlen Capital LLC.  President of Arlen
               Capital, Inc., a California corporation, its predecessor entity since 1989.

Lynn T. Wells  Member and Manager of Arlen Capital LLC.  Vice President of Arlen
               Capital, Inc., a California corporation, its predecessor entity since 1989.


     Arlen Capital LLC and its predecessor entity, Arlen Capital, Inc. ("ACL"), have been providing business and financial consulting services since 1989. ACL principals offer an extensive background in the capital markets, real estate securities, and real estate markets. ACL, has developed relationships with capital sources who furnish equity and debt for both public and private transactions. In previous transactions, ACL has provided, for its clients, consulting services for the following types of transactions: debt and equity placements for leveraged buy-outs; the making of tender offers; debt and equity capital for real estate development projects; structuring of companies to become REITs; and creation of joint venture partnerships between real estate developers and investors. In addition, ACL provides financial structuring advice and analyses for refinancing and financing alternatives for the design and structuring of joint ventures, limited partnerships (both public and private), and for Real Estate Investment Trusts.

                                      SCHEDULE 2


The following Schedule of Properties owned by the Partnership was extracted from the Partnership's 1997 Form 10-K filed with the SEC:

 Property                     Location                Type
 --------                     --------                ----

 Lakeland Industrial Park                             Office/Warehouse
                              Milwaukee, WI

 Kennedy Corporate Center     Palatine, IL            Office

 Iomega/Northpointe Center    Roy, UT                 Office


 Ladera Shopping Center       Albuquerque, NM         Retail

 Creekridge Center            Bloomington, MN         Office

 Cooper Village (A)           Mesa, AZ                Office

(A) THE PARTNERSHIP ACQUIRED A 58 PERCENT INTEREST IN COOPER VILLAGE THROUGH A GENERAL PARTNERSHIP, COOPER VILLAGE PARTNERS.

     More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the SEC, and the following is qualified by reference to such report and other documents. Such report and other documents may be examined and copies may be obtained from the offices of the SEC at the addressees set forth in the "Introduction" section of the Offer to Purchase. The Purchaser disclaims any responsibility for the information included in such report and documents, and extracted in this
Schedule 2, as well as any changes which may have taken place in the information in the report since the date it was issued.




                                         S-2